Exhibit 99.1

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@hworld.com

https://ir.hworld.com

H World Group Limited Reports Third Quarter of 2024 Unaudited Financial Results

•	A total of 10,845 hotels or 1,062,546 hotel rooms in operation as of September 30, 2024.

•	Hotel turnover[1] increased 10.7% year-over-year to RMB26.0 billion in the third quarter of 2024. Excluding Steigenberger Hotels GmbH and its subsidiaries (which are collectively referred to as Deutsche Hospitality, “DH”, or “Legacy-DH”), hotel turnover from the Legacy-Huazhu (“Huazhu”) segment increased 11.0% year-over-year in the third quarter of 2024; and hotel turnover from the Legacy-DH segment increased 7.8% year-over-year in the third quarter of 2024.

•	Revenue increased 2.4% year-over-year to RMB6.4 billion (US$918 million)[2] in the third quarter of 2024, within the previously announced 2% to 5% revenue increase guidance as compared to the third quarter of 2023. Revenue from the Legacy-Huazhu segment in the third quarter of 2024 increased 1.0% year-over-year, in line with the previously announced 1% to 4% guidance; and revenue from the Legacy-DH segment in the third quarter of 2024 increased 8.9% year-over-year.

•	Net income attributable to H World Group Limited was RMB1.3 billion (US$181 million) in the third quarter of 2024, compared with RMB1.3 billion in the third quarter of 2023 and RMB1.1 billion in the previous quarter. Net income attributable to H World Group Limited from the Legacy-Huazhu segment was RMB1.4 billion in the third quarter of 2024, compared with RMB1.4 billion in the third quarter of 2023 and RMB1.0 billion in the previous quarter. Net loss attributable to H World Group Limited from the Legacy-DH segment was RMB83 million, which included RMB81 million of one-off restructuring costs, in the third quarter of 2024, compared with a net loss of RMB37 million in the third quarter of 2023 and a net income of RMB34 million in the previous quarter.

•	EBITDA (non-GAAP) in the third quarter of 2024 was RMB2.0 billion (US$286 million), compared with RMB2.1 billion in the third quarter of 2023 and RMB1.9 billion in the previous quarter.

•	Adjusted EBITDA (non-GAAP), which excluded share-based compensation expenses, gain (loss) from fair value changes of equity securities, net foreign exchange gain (loss), and gain (loss) on disposal of investments from EBITDA (non-GAAP), was RMB2.1 billion (US$300 million) in the third quarter of 2024, compared with RMB2.3 billion in the third quarter of 2023 and RMB2.0 billion in the previous quarter.

[1]	Hotel turnover refers to total transaction value of room and non-room revenue from H World hotels (i.e., leased and operated, manachised and franchised hotels).
[2]	The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB7.0176 on September 30, 2024, as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

•	Adjusted EBITDA by segment is our segment measure. Adjusted EBITDA from the Legacy-Huazhu segment was RMB2.1 billion in the third quarter of 2024, compared with RMB2.3 billion in the third quarter of 2023 and RMB1.9 billion in the previous quarter. Adjusted EBITDA from the Legacy-DH segment was RMB21 million in the third quarter of 2024, compared with RMB73 million in the third quarter of 2023 and RMB131 million in the previous quarter.

•	For the fourth quarter of 2024, H World expects its revenue growth to be in the range of 1%-5% compared to the fourth quarter of 2023, and also in the range of 1%-5% excluding DH.

Singapore/Shanghai, China, November 26, 2024 – H World Group Limited (NASDAQ: HTHT and HKEX: 1179) (“H World”, the “Company”, “we” or “our”), a key player in the global hotel industry, today announced its unaudited financial results for the third quarter ended September 30, 2024.

As of September 30, 2024, H World’s worldwide hotel network in operation totaled 10,845 hotels and 1,062,546 rooms, including 138 hotels and 27,687 rooms from DH. During the third quarter of 2024, our Legacy-Huazhu business opened 774 hotels, including 3 leased and owned hotels, and 771 manachised and franchised hotels, and closed a total of 217 hotels, including 25 leased and owned hotels and 192 manachised and franchised hotels. As of September 30, 2024, H World had a total of 2,925 unopened hotels in the pipeline, including 2,899 hotels from the Legacy-Huazhu business and 26 hotels from the Legacy-DH business.

Legacy-Huazhu – Third Quarter of 2024 Operational Highlights

As of September 30, 2024, Legacy-Huazhu had 10,707 hotels in operation, including 570 leased and owned hotels, and 10,137 manachised and franchised hotels. In addition, as of the same date, Legacy-Huazhu had 1,034,859 hotel rooms in operation, including 83,861 rooms under the lease and ownership model, and 950,998 rooms under the manachise and franchise models. Legacy-Huazhu also had 2,899 unopened hotels in its pipeline, including 6 leased and owned hotels, and 2,893 manachised and franchised hotels. The following discusses Legacy-Huazhu’s revenue per available room (“RevPAR”), average daily room rate (“ADR”) and occupancy rate for leased and owned Huazhu hotels, as well as manachised and franchised Huazhu hotels for the periods indicated.

•	The ADR was RMB301 in the third quarter of 2024, compared with RMB324 in the third quarter of 2023 and RMB296 in the previous quarter.

•	The occupancy rate for all the Legacy-Huazhu hotels in operation was 84.9% in the third quarter of 2024, compared with 85.9% in the third quarter of 2023 and 82.6% in the previous quarter.

•	Blended RevPAR was RMB256 in the third quarter of 2024, compared with RMB278 in the third quarter of 2023 and RMB244 in the previous quarter.

•	For all the Legacy-Huazhu hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB258 in the third quarter of 2024, representing a 10.3% decline from RMB288 in the third quarter of 2023, with a 8.4% decrease in same-hotel ADR and a 1.8 percentage-point decrease in same-hotel occupancy rate.

Legacy-DH – Third Quarter of 2024 Operational Highlights

As of September 30, 2024, Legacy-DH had 138 hotels in operation, including 77 leased hotels, and 61 manachised and franchised hotels. In addition, as of the same date, Legacy-DH had 27,687 hotel rooms in operation, including 15,700 rooms under the lease model, and 11,987 rooms under the manachise and franchise models. Legacy-DH also had 26 unopened hotels in the pipeline, including 12 leased hotels and 14 manachised and franchised hotels. The following discusses Legacy-DH’s RevPAR, ADR and occupancy rate for leased as well as manachised and franchised DH hotels (excluding hotels temporarily closed) for the periods indicated.

•	The ADR was EUR117 in the third quarter of 2024, compared with EUR114 in the third quarter of 2023 and EUR120 in the previous quarter.

•	The occupancy rate for all Legacy-DH hotels in operation was 69.8% in the third quarter of 2024, compared with 69.0% in the third quarter of 2023 and 68.3% in the previous quarter.

•	Blended RevPAR was EUR82 in the third quarter of 2024, compared with EUR79 in the third quarter of 2023 and EUR82 in the previous quarter.

Jin Hui, CEO of H World commented: “After reaching the milestone of 10,000 hotels in the second quarter, we continued our fast-paced, high-quality network growth and opened 774 new hotels in China in the third quarter of 2024. This quarter, Legacy-Huazhu’s blended RevPAR declined by 8% year-over-year primarily due to a high ADR base in the same period last year and unfavorable weather. Our occupancy rate remained solid at 85% despite our ongoing rapid hotel network expansion. Going forward, we will continue to emphasize the importance of sustainable high-quality growth. We aim to expand our presence across all regions and continue penetrating into lower-tier cities in China, thereby reaching more of China’s hotel market with our high-quality hotel products with excellent services.”

“Regarding our business outside China, our Legacy-DH business recorded a 3.7% year-over-year blended RevPAR increase in the third quarter of 2024. We continued focusing on cost reduction in our European business, while at the same time seeking growth opportunities in the Asia-Pacific (APAC) and in the Middle East areas.”

Third Quarter of 2024 Unaudited Financial Results

(RMB in millions)	Q3 2023	Q2 2024	Q3 2024
Revenue:
Leased and owned hotels	3,878	3,681	3,690
Manachised and franchised hotels	2,268	2,334	2,602
Others	142	133	150
Total revenue	6,288	6,148	6,442

Revenue in the third quarter of 2024 was RMB6.4 billion (US$918 million), representing a 2.4% year-over-year increase and a 4.8% quarter-over-quarter increase. Revenue from the Legacy-Huazhu segment in the third quarter of 2024 was RMB5.2 billion, representing a 1.0% year-over-year increase and a 6.9% quarter-over-quarter increase. Our year-over-year revenue growth rate was negatively affected by our selected closures of several underperforming leased and owned hotels, as well as the decline in RevPAR. Revenue from the Legacy-DH segment in the third quarter of 2024 was RMB1.3 billion, representing an 8.9% year-over-year increase and a 3.0% quarter-over-quarter decrease. The year-over-year increase was attributable to both business recovery and our network expansion.

Revenue from leased and owned hotels in the third quarter of 2024 was RMB3.7 billion (US$526 million), representing a 4.8% year-over-year decrease and a 0.2% quarter-over-quarter increase. Revenue from leased and owned hotels from the Legacy-Huazhu segment in the third quarter of 2024 was RMB2.5 billion, representing a 10.4% year-over-year decrease, due mainly to our selected closures of several underperforming leased and owned hotels in operation. Revenue from leased hotels from the Legacy-DH segment in the third quarter of 2024 was RMB1.2 billion, representing an 8.8% year-over-year increase.

Revenue from manachised and franchised hotels in the third quarter of 2024 was RMB2.6 billion (US$371 million), representing a 14.7% year-over-year increase and an 11.5% quarter-over-quarter increase. Revenue from manachised and franchised hotels from the Legacy-Huazhu segment in the third quarter of 2024 was RMB2.6 billion, representing a 14.7% year-over-year increase, driven by our hotel network expansion. Revenue from manachised and franchised hotels from the Legacy-DH segment in the third quarter of 2024 was RMB34 million, representing a 13.3% year-over-year increase.

Other revenue represents revenue generated from businesses other than our hotel operations, which mainly includes revenue from the provision of IT products and services, as well as Huazhu Mall™ and other revenue from the Legacy-DH segment, totaling RMB150 million (US$21 million) in the third quarter of 2024, compared to RMB142 million in the third quarter of 2023 and RMB133 million in the previous quarter.

(RMB in millions)	Q3 2023	Q2 2024	Q3 2024
Operating costs and expenses:
Hotel operating costs	(3,613)	(3,731)	(3,799)
Other operating costs	(7)	(6)	(11)
Selling and marketing expenses	(289)	(317)	(303)
General and administrative expenses	(539)	(602)	(672)
Pre-opening expenses	(11)	(19)	(19)
Total operating costs and expenses	(4,459)	(4,675)	(4,804)

Hotel operating costs in the third quarter of 2024 were RMB3.8 billion (US$541 million), compared to RMB3.6 billion in the third quarter of 2023 and RMB3.7 billion in the previous quarter. The year-over-year increase was mainly due to rising personnel costs as our hotel network continues to expand. Hotel operating costs from the Legacy-Huazhu segment in the third quarter of 2024 were RMB2.8 billion, which represented 54.3% of the quarter’s Huazhu revenue, compared to RMB2.7 billion or 52.0% of Huazhu revenue in the third quarter of 2023 and RMB2.7 billion or 56.7% in the previous quarter. Hotel operating costs from the Legacy-DH segment in the third quarter of 2024 were RMB996 million, which represented 77.8% of DH revenue, compared to RMB953 million or 81.1% of DH revenue in the third quarter of 2023, and RMB995 million or 75.4% in the previous quarter.

Selling and marketing expenses in the third quarter of 2024 were RMB303 million (US$43 million), compared to RMB289 million in the third quarter of 2023 and RMB317 million in the previous quarter. Selling and marketing expenses from the Legacy-Huazhu segment in the third quarter of 2024 were RMB186 million, which represented 3.6% of this quarter’s Huazhu revenue, compared to RMB177 million or 3.5% of Huazhu revenue in the third quarter of 2023, and RMB193 million or 4.0% for the previous quarter. Selling and marketing expenses from the Legacy-DH segment in the third quarter of 2024 were RMB117 million, which represented 9.1% of revenue, compared to RMB112 million or 9.5% of DH revenue in the third quarter of 2023, and RMB124 million or 9.4% for the previous quarter.

General and administrative expenses in the third quarter of 2024 were RMB672 million (US$96 million), compared to RMB539 million in the third quarter of 2023 and RMB602 million in the previous quarter. General and administrative expenses from the Legacy-Huazhu segment in the third quarter of 2024 were RMB457 million, which represented 8.9% of this quarter’s Huazhu revenue, compared to RMB417 million or 8.2% of Huazhu revenue in the third quarter of 2023 and RMB483 million or 10.0% of Huazhu revenue in the previous quarter. The year-over-year expense increase was mainly due to rising headcount as well as an increase in share-based compensation to attract and retain core employees who are key to our sustainable long-term business growth. General and administrative expenses from the Legacy-DH segment in the third quarter of 2024 were RMB215 million, which represented 16.8% of DH revenue, compared to RMB122 million or 10.4% of DH revenue in the third quarter of 2023 and RMB119 million or 9.0% in the previous quarter. The year-over-year and quarter-over-quarter DH expense increase was primarily due to one-off DH restructuring costs of RMB81 million.

Pre-opening expenses in the third quarter of 2024 were primarily related to the Legacy-Huazhu segment and totaled RMB19 million (US$3 million), compared to RMB11 million in the third quarter of 2023 and RMB19 million in the previous quarter.

Other operating income, net in the third quarter of 2024 was RMB85 million (US$12 million), compared to RMB80 million in the third quarter of 2023 and RMB99 million in the previous quarter.

Income from operations in the third quarter of 2024 was RMB1.7 billion (US$245 million), compared RMB1.9 billion in the third quarter of 2023 and RMB1.6 billion in the previous quarter. Income from operations from the Legacy-Huazhu segment in the third quarter of 2024 was RMB1.8 billion, compared to RMB1.9 billion in the third quarter of 2023 and RMB1.5 billion in the previous quarter. After the one-off restructuring costs of RMB81 million mentioned above, Legacy-DH segment had a loss from operations of RMB40 million in the third quarter of 2024, compared to income of RMB3 million in the third quarter of 2023 and RMB73 million in the previous quarter.

Operating margin, defined as income from operations as a percentage of revenue, was 26.7% in the third quarter of 2024, compared with 30.4% in the third quarter of 2023 and 25.6% for the previous quarter. Operating margin from the Legacy-Huazhu segment in the third quarter of 2024 was 34.2%, compared with 37.3% in the third quarter of 2023 and 31.0% in the previous quarter. The year-over-year margin contraction was mainly due to the decline in hotel RevPAR from a high base last year, and the increase in share-based compensation mentioned above. Operating margin from the Legacy-DH segment in the third quarter of 2024 was a negative 3.1%, compared with a positive 0.3% in the third quarter of 2023 and a positive 5.5% in the previous quarter. The margin contraction was due primarily to the one-off restructuring costs.

Other income, net in the third quarter of 2024 was RMB1 million, compared to RMB24 million in the third quarter of 2023 and RMB24 million in the previous quarter.

Losses from fair value changes of equity securities in the third quarter of 2024 were RMB34 million (US$5 million), compared to RMB9 million in the third quarter of 2023, and RMB51 million in the previous quarter. Losses from fair value changes of equity securities mainly represent the unrealized losses from our investments in equity securities with readily determinable fair values.

Income tax expense in the third quarter of 2024 was RMB382 million (US$54 million), compared to RMB421 million in the third quarter of 2023 and RMB423 million in the previous quarter.

Net income attributable to H World Group Limited in the third quarter of 2024 was RMB1.3 billion (US$181 million), compared with RMB1.3 billion in the third quarter of 2023 and RMB1.1 billion in the previous quarter. Net income attributable to H World Group Limited from the Legacy-Huazhu segment was RMB1.4 billion in the third quarter of 2024, compared with RMB1.4 billion in the third quarter of 2023 and RMB1.0 billion in the previous quarter. Net loss attributable to H World Group Limited from the Legacy-DH segment was RMB83 million, which included RMB81 million of one-off restructuring costs, in the third quarter of 2024, compared with a net loss of RMB37 million in the third quarter of 2023 and a net income of RMB34 million in the previous quarter.

EBITDA (non-GAAP) in the third quarter of 2024 was RMB2.0 billion (US$286 million), compared with RMB2.1 billion in the third quarter of 2023 and RMB1.9 billion in the previous quarter.

Adjusted EBITDA (non-GAAP), which excluded share-based compensation expenses, gain (loss) from fair value changes of equity securities, net foreign exchange gain (loss), and gain (loss) on disposal of investments from EBITDA (non-GAAP), was RMB2.1 billion (US$300 million) in the third quarter of 2024, compared with RMB2.3 billion in the third quarter of 2023 and RMB2.0 billion in the previous quarter. Adjusted EBITDA from the Legacy-Huazhu segment, which is a segment measure, was RMB2.1 billion in the third quarter of 2024, compared with RMB2.3 billion in the third quarter of 2023 and RMB1.9 billion in the previous quarter. Adjusted EBITDA from the Legacy-DH segment, which is a segment measure, was RMB21 million in the third quarter of 2024, compared with RMB73 million in the third quarter of 2023 and RMB131 million in the previous quarter.

To better reflect the profitability of our core business, we have redefined the non-GAAP measure of adjusted EBITDA, and therefore the above adjusted EBITDA for the third quarter of 2023 has been restated.

Cash flow. Operating cash inflow in the third quarter of 2024 was RMB1.7 billion (US$242 million). Investing cash inflow in the third quarter of 2024 was RMB166 million (US$23 million). Financing cash outflow in the third quarter of 2024 was RMB2.1 billion (US$300 million), including RMB1.4 billion of dividends paid.

Cash, cash equivalents and restricted cash. As of September 30, 2024, the Company had a total balance of cash and cash equivalents of RMB7.2 billion (US$1.0 billion) and restricted cash of RMB693 million (US$98 million).

Debt financing. As of September 30, 2024, the Company had a total debt and net cash balance of RMB5.4 billion (US$769 million) and RMB2.5 billion (US$362 million), respectively; the unutilized credit facility available to the Company was RMB3.6 billion.

Guidance

For the fourth quarter of 2024, H World expects its revenue growth to be in the range of 1%-5% compared to the fourth quarter of 2023, and also in the range of 1%-5% excluding DH.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

H World’s management will host a conference call at 8 p.m. U.S. Eastern time on Tuesday, November 26, 2024 (9 a.m. Hong Kong time on Wednesday, November 27, 2024) following the announcement.

To join by phone, all participants must pre-register this conference call using the Participant Registration link of https://register.vevent.com/register/BI7e6f2fa9b90d4da380448e7718662186. Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN.

A live webcast of the call can be accessed at https://edge.media-server.com/mmc/p/fk25qthx or the Company’s website at https://ir.hworld.com/news-and-events/events-calendar.

A replay of the conference call will be available for twelve months from the date of the conference at the Company’s website, https://ir.hworld.com/news-and-events/events-calendar.

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission (“SEC”): adjusted net income (loss) attributable to H World Group Limited excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net and gain (loss) on disposal of investments; adjusted basic and diluted earnings (losses) per share/ADS excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net and gain (loss) on disposal of investments; EBITDA; adjusted EBITDA excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net and gain (loss) on disposal of investments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net and gain (loss) on disposal of investments that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net and gain (loss) on disposal of investments is that share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net and gain (loss) on disposal of investments have been and may continue to be significant and recurring in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA information provides investors with a useful tool for comparability between periods because it excludes depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA to assess operating results of its hotels in operation. The Company believes that the exclusion of share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net and gain (loss) on disposal of investments helps facilitate year-over-year comparisons of the results of operations as the share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net and gain (loss) on disposal of investments may not be indicative of Company operating performance.

Therefore, the Company believes adjusted EBITDA more closely reflects the financial performance capability of our hotels. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net and gain (loss) on disposal of investments have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net and gain (loss) on disposal of investments all in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About H World Group Limited

Originated in China, H World Group Limited is a key player in the global hotel industry. As of September 30, 2024, H World operated 10,845 hotels with 1,062,546 rooms in operation in 18 countries. H World’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, Ni Hao Hotel, CitiGO Hotel, Steigenberger Hotels & Resorts, MAXX, Jaz in the City, IntercityHotel, Zleep Hotels, Steigenberger Icon and Song Hotels. In addition, H World also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

H World’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, H World directly operates hotels typically located on leased or owned properties. Under the manachise model, H World manages manachised hotels through the on-site hotel managers that H World appoints, and H World collects fees from franchisees. Under the franchise model, H World provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. H World applies a consistent standard and platform across all of its hotels. As of September 30, 2024, H World operated 9 percent of its hotel rooms under the lease and ownership model, and 91 percent under the manachise and franchise model.

For more information, please visit H World’s website: https://ir.hworld.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

H World undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

—Financial Tables and Operational Data—

H World Group Limited
Unaudited Condensed Consolidated Balance Sheets

	December 31, 2023	September 30, 2024
	RMB	RMB	US$[3]
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	6,946	7,247	1,033
Restricted cash	764	693	98
Short-term investments	2,189	735	105
Accounts receivable, net	755	863	123
Loan receivables, net	184	149	21
Amounts due from related parties, current	210	276	39
Inventories	59	63	9
Other current assets, net	949	856	122
Total current assets	12,056	10,882	1,550

Property and equipment, net	6,097	5,971	851
Intangible assets, net	5,280	5,302	756
Operating lease right-of-use assets	25,658	25,691	3,661
Finance lease right-of-use assets	2,171	2,306	329
Land use rights, net	181	176	25
Long-term investments	2,564	2,427	346
Goodwill	5,318	5,309	756
Amounts due from related parties, non-current	25	26	4
Loan receivables, net	163	180	26
Other assets, net	663	689	97
Deferred tax assets	1,043	1,031	147
Assets held for sale	2,313	2,049	292
Total assets	63,532	62,039	8,840

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	4,049	892	128
Accounts payable	1,019	1,026	146
Amounts due to related parties	77	90	13
Salary and welfare payables	1,067	719	102
Deferred revenue	1,637	1,812	258
Operating lease liabilities, current	3,609	3,483	496
Finance lease liabilities, current	45	50	7
Accrued expenses and other current liabilities	3,261	3,394	484
Dividends payable	2,085	0	0
Income tax payable	562	942	134
Total current liabilities	17,411	12,408	1,768

Long-term debt	1,265	4,499	641
Operating lease liabilities, non-current	24,215	24,240	3,454
Finance lease liabilities, non-current	2,697	2,886	411
Deferred revenue	1,072	1,285	183
Other long-term liabilities	1,118	1,387	199
Deferred tax liabilities	845	817	116
Retirement benefit obligations	124	122	17
Liabilities held for sale	2,536	2,179	311
Total liabilities	51,283	49,823	7,100

Equity:
Ordinary shares	0	0	0
Treasury shares	(906)	(2,787)	(397)
Additional paid-in capital	11,861	12,060	1,718
Retained earnings	794	2,400	342
Accumulated other comprehensive income	386	459	65
Total H World Group Limited shareholders' equity	12,135	12,132	1,728
Noncontrolling interest	114	84	12
Total equity	12,249	12,216	1,740
Total liabilities and equity	63,532	62,039	8,840

3 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB7.0176 on September 30, 2024, as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

H World Group Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended
	September 30, 2023	June 30, 2024	September 30, 2024
	RMB	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Revenue:
Leased and owned hotels	3,878	3,681	3,690	526
Manachised and franchised hotels	2,268	2,334	2,602	371
Others	142	133	150	21
Total revenue	6,288	6,148	6,442	918

Operating costs and expenses:
Hotel operating costs:
Rents	(1,118)	(1,091)	(1,088)	(155)
Utilities	(185)	(149)	(194)	(28)
Personnel costs	(1,186)	(1,337)	(1,371)	(195)
Depreciation and amortization	(330)	(315)	(315)	(45)
Consumables, food and beverage	(353)	(327)	(337)	(48)
Others	(441)	(512)	(494)	(70)
Total hotel operating costs	(3,613)	(3,731)	(3,799)	(541)
Other operating costs	(7)	(6)	(11)	(2)
Selling and marketing expenses	(289)	(317)	(303)	(43)
General and administrative expenses	(539)	(602)	(672)	(96)
Pre-opening expenses	(11)	(19)	(19)	(3)
Total operating costs and expenses	(4,459)	(4,675)	(4,804)	(685)
Other operating income (expense), net	80	99	85	12
Income (loss) from operations	1,909	1,572	1,723	245
Interest income	62	56	50	7
Interest expense	(85)	(84)	(77)	(11)
Other income (expense), net	24	24	1	0
Gains (losses) from fair value changes of equity securities	(9)	(51)	(34)	(5)
Foreign exchange gains (losses)	(148)	(24)	(1)	(0)
Income (loss) before income taxes	1,753	1,493	1,662	236
Income tax (expense) benefit	(421)	(423)	(382)	(54)
Income (Loss) from equity method investments	20	12	12	2
Net income (loss)	1,352	1,082	1,292	184
Net (income) loss attributable to noncontrolling interest	(15)	(15)	(19)	(3)
Net income (loss) attributable to H World Group Limited	1,337	1,067	1,273	181

Gains(losses) from fair value changes of debt securities, net of tax	-	(25)	-	-
Foreign currency translation adjustments, net of tax	(24)	1	128	18
Comprehensive income (loss)	1,328	1,058	1,420	202
Comprehensive (income) loss attributable to noncontrolling interest	(15)	(15)	(19)	(3)
Comprehensive income (loss) attributable to H World Group Limited	1,313	1,043	1,401	199

Earnings (Losses) per share:
Basic	0.42	0.34	0.41	0.06
Diluted	0.41	0.33	0.40	0.06

Earnings (Losses) per ADS:
Basic	4.19	3.40	4.10	0.58
Diluted	4.07	3.32	3.99	0.57

Weighted average number of shares used in computation:
Basic	3,188,274,127	3,137,722,145	3,102,868,424	3,102,868,424
Diluted	3,355,586,429	3,303,934,814	3,257,589,866	3,257,589,866

H World Group Limited
Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended
	September 30, 2023	June 30, 2024	September 30, 2024
	RMB	RMB	RMB	US$
	(in millions)
Operating activities:
Net income (loss)	1,352	1,082	1,292	184

Share-based compensation	44	112	79	11
Depreciation and amortization, and other	358	337	329	47
Impairment loss	5	36	32	5
Loss (Income) from equity method investments, net of dividends	(18)	30	(9)	(1)
Investment (income) loss and foreign exchange (gain) loss	167	41	(15)	(2)
Changes in operating assets and liabilities	(583)	750	43	6
Other	(144)	(153)	(58)	(8)
Net cash provided by (used in) operating activities	1,181	2,235	1,693	242

Investing activities:
Capital expenditures	(196)	(203)	(209)	(30)
Purchase of investments	(1,846)	(632)	(32)	(5)
Proceeds from maturity/sale and return of investments	-	1,139	406	58
Loan advances	(48)	(12)	(75)	(11)
Loan collections	39	53	65	9
Other	2	1	11	2
Net cash provided by (used in) investing activities	(2,049)	346	166	23

Financing activities:
Payment of share repurchase	-	(132)	(496)	(71)
Proceeds from debt	71	53	29	4
Repayment of debt	(666)	(292)	(135)	(19)
Dividend paid	-	-	(1,389)	(198)
Purchase of prepaid put option	-	(710)	0	0
Other	(18)	(24)	(113)	(16)
Net cash provided by (used in) financing activities	(613)	(1,105)	(2,104)	(300)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(59)	10	16	2
Net increase (decrease) in cash, cash equivalents and restricted cash	(1,540)	1,486	(229)	(33)
Less: net increase (decrease) in cash and cash equivalents classified within assets held for sale	-	(15)	(4)	(1)
Cash, cash equivalents and restricted cash at the beginning of the period	7,836	6,664	8,165	1,163
Cash, cash equivalents and restricted cash at the end of the period	6,296	8,165	7,940	1,131

H World Group Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended
	September 30, 2023	June 30, 2024	September 30, 2024
	RMB	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Net income (loss) attributable to H World Group Limited (GAAP)	1,337	1,067	1,273	181
Share-based compensation expenses	44	112	79	11
(Gain) loss from fair value changes of equity securities	9	51	34	5
Foreign exchange (gain) loss, net	148	24	1	0
(Gain) loss on disposal of investments	-	-	(15)	(2)
Adjusted net income attributable to H World Group Limited (non-GAAP)	1,538	1,254	1,372	195

Adjusted earnings (losses) per share (non-GAAP)
Basic	0.48	0.40	0.44	0.06
Diluted	0.47	0.39	0.43	0.06

Adjusted earnings (losses) per ADS (non-GAAP)
Basic	4.82	3.99	4.42	0.63
Diluted	4.67	3.88	4.29	0.61

Weighted average number of shares used in computation
Basic	3,188,274,127	3,137,722,145	3,102,868,424	3,102,868,424
Diluted	3,355,586,429	3,303,934,814	3,257,589,866	3,257,589,866

	Quarter Ended
	September 30, 2023	June 30, 2024	September 30, 2024
	RMB	RMB	RMB	US$
	(in millions, except per share and per ADS data)
Net income (loss) attributable to H World Group Limited (GAAP)	1,337	1,067	1,273	181
Interest income	(62)	(56)	(50)	(7)
Interest expense	85	84	77	11
Income tax expense	421	423	382	54
Depreciation and amortization	352	335	332	47
EBITDA (non-GAAP)	2,133	1,853	2,014	286
Share-based compensation	44	112	79	11
(Gain) loss from fair value changes of equity securities	9	51	34	5
Foreign exchange (gain) loss, net	148	24	1	0
(Gain) loss on disposal of investments	-	-	(15)	(2)
Adjusted EBITDA (non-GAAP)	2,334	2,040	2,113	300

H World Group Limited

Segment Financial Summary

	Quarter Ended September 30, 2023		Quarter Ended June 30, 2024		Quarter Ended September 30, 2024
	Legacy- Huazhu	Legacy- DH	Legacy- Huazhu	Legacy- DH	Legacy- Huazhu	Legacy- DH
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions)		(in millions)		(in millions)
Leased and owned hotels	2,748	1,130	2,395	1,286	2,461	1,229
Manachised and franchised hotels	2,238	30	2,305	29	2,568	34
Others	127	15	128	5	133	17
Revenue	5,113	1,175	4,828	1,320	5,162	1,280

Depreciation and amortization	286	66	279	56	271	61
Adjusted EBITDA	2,261	73	1,909	131	2,092	21

Operating Results: Legacy-Huazhu(1)

	Number of hotels				Number of rooms
	Opened	Closed (2)	Net added	As of	As of
	in Q3 2024	in Q3 2024	in Q3 2024	September 30, 2024	September 30, 2024
Leased and owned hotels	3	(25)	(22)	570	83,861
Manachised and franchised hotels	771	(192)	579	10,137	950,998
Total	774	(217)	557	10,707	1,034,859

(1)       Legacy-Huazhu refers to H World and its subsidiaries, excluding DH.

(2)       The reasons for hotel closures mainly included non-compliance with our brand standards, operating losses, and property-related issues. In Q3 2024, we temporarily closed 12 hotels for brand upgrade or business model change purposes.

	As of September 30, 2024
	Number of hotels	Unopened hotels in pipeline
Economy hotels	5,442	1,082
Leased and owned hotels	292	0
Manachised and franchised hotels	5,150	1,082
Midscale, upper-midscale hotels and others	5,265	1,817
Leased and owned hotels	278	6
Manachised and franchised hotels	4,987	1,811
Total	10,707	2,899

	For the quarter ended
	September 30,	June 30,	September 30,	yoy
	2023	2024	2024	change
Average daily room rate (in RMB)
Leased and owned hotels	406	375	381	-6.0%
Manachised and franchised hotels	314	288	294	-6.4%
Blended	324	296	301	-7.0%
Occupancy rate (as a percentage)
Leased and owned hotels	87.8%	85.6%	87.4%	-0.3 p.p.
Manachised and franchised hotels	85.7%	82.3%	84.6%	-1.0 p.p.
Blended	85.9%	82.6%	84.9%	-1.0 p.p.
RevPAR (in RMB)
Leased and owned hotels	356	321	333	-6.4%
Manachised and franchised hotels	269	237	249	-7.6%
Blended	278	244	256	-8.1%

Same-hotel operational data by class

Mature hotels in operation for more than 18 months

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of September 30,		For the quarter ended September 30,		yoy change	For the quarter ended September 30,		yoy change	For the quarter ended September 30,		yoy change
	2023	2024	2023	2024		2023	2024		2023	2024	(p.p.)
Economy hotels	3,764	3,764	222	197	-11.0%	250	228	-8.8%	88.5%	86.4%	-2.1
Leased and owned hotels	283	283	271	242	-10.7%	302	271	-10.3%	89.8%	89.4%	-0.4
Manachised and franchised hotels	3,481	3,481	216	192	-11.0%	244	223	-8.6%	88.4%	86.0%	-2.4
Midscale, upper-midscale hotels and others	3,271	3,271	344	310	-9.9%	398	365	-8.3%	86.4%	84.9%	-1.5
Leased and owned hotels	257	257	440	402	-8.6%	506	465	-8.0%	87.0%	86.4%	-0.6
Manachised and franchised hotels	3,014	3,014	331	298	-10.1%	384	351	-8.4%	86.4%	84.7%	-1.6
Total	7,035	7,035	288	258	-10.3%	329	301	-8.4%	87.4%	85.6%	-1.8

Operating Results: Legacy-DH(3)

	Number of hotels				Number of rooms	Unopened hotels in pipeline
	Opened in Q3 2024	Closed in Q3 2024	Net added in Q3 2024	As of September 30, 2024(4)	As of September 30, 2024	As of September 30, 2024
Leased hotels	-	(10)	(10)	77	15,700	12
Manachised and franchised hotels	16	(4)	12	61	11,987	14
Total	16	(14)	2	138	27,687	26

(3)       Legacy-DH refers to DH.

(4)       As of September 30, 2024, a total of 2 hotels were temporarily closed due to repair work.

	For the quarter ended
	September 30,	June 30,	September 30,	yoy
	2023	2024	2024	change
Average daily room rate (in EUR)
Leased hotels	113	124	118	4.3%
Manachised and franchised hotels	116	112	116	-0.1%
Blended	114	120	117	2.5%
Occupancy rate (as a percentage)
Leased hotels	71.4%	71.2%	72.2%	+0.8 p.p.
Manachised and franchised hotels	65.5%	63.8%	66.6%	+1.1 p.p.
Blended	69.0%	68.3%	69.8%	+0.8 p.p.
RevPAR (in EUR)
Leased hotels	81	88	85	5.4%
Manachised and franchised hotels	76	72	77	1.6%
Blended	79	82	82	3.7%

Hotel Portfolio by Brand

	As of September 30, 2024
	Hotels	Rooms	Unopened hotels
	in operation		in pipeline
Economy hotels	5,461	449,937	1,091
HanTing Hotel	4,057	355,690	695
Hi Inn	551	28,987	237
Ni Hao Hotel	393	29,712	135
Elan Hotel	215	11,290	-
Ibis Hotel	226	22,013	15
Zleep Hotels	19	2,245	9
Midscale hotels	4,344	465,743	1,238
Ibis Styles Hotel	107	10,456	10
Starway Hotel	723	60,381	125
JI Hotel	2,708	309,659	827
Orange Hotel	806	85,247	276
Upper midscale hotels	866	119,356	493
Crystal Orange Hotel	224	28,288	152
CitiGO Hotel	34	5,283	5
Manxin Hotel	162	14,970	69
Madison Hotel	125	15,976	82
Mercure Hotel	190	30,093	61
Novotel Hotel	30	6,743	21
IntercityHotel(5)	91	16,389	97
MAXX(6)	10	1,614	6
Upscale hotels	147	21,693	95
Jaz in the City	3	587	1
Joya Hotel	7	1,234	1
Blossom House	73	3,455	80
Grand Mercure Hotel	9	1,796	1
Steigenberger Hotels & Resorts(7)	55	14,621	12
Luxury hotels	16	2,368	3
Steigenberger Icon(8)	9	1,847	2
Song Hotels	7	521	1
Others	11	3,449	5
Other hotels(9)	11	3,449	5
Total	10,845	1,062,546	2,925

(5)            As of September 30, 2024, 33 operational hotels and 92 pipeline hotels of IntercityHotel were in China.

(6)            As of September 30, 2024, 5 operational hotels and 5 pipeline hotels of MAXX were in China.

(7)            As of September 30, 2024, 12 operational hotels and 5 pipeline hotels of Steigenberger Hotels & Resorts were in China.

(8)            As of September 30, 2024, 3 operational hotels and 1 pipeline hotel of Steigenberger Icon were in China.

(9)           Other hotels include other partner hotels and other hotel brands in Yongle Huazhu Hotel & Resort Group (excluding Steigenberger Hotels & Resorts and Blossom House).